                                                                           Exhibit 99.1

UTStarcom Announces Change to its Board of Directors

Hangzhou, November 19, 2021— UTStarcom (“UT” or the “Company”) (NASDAQ: UTSI), a global telecommunications infrastructure provider, today announced that Ms. Wendong Zhang resigned from the Company’s Board of Directors (the “Board”) effective November 16, 2021 to pursue other business interests.  Ms. Zhang also served on various board committees, including the Audit Committee, the Compensation Committee, and the Nominating and Corporate Governance Committee.

Following Ms. Zhang’s resignation, Mr. Hao Zheng was appointed as a member of the Board, the Audit Committee, the Compensation Committee, and the Nominating and Corporate Governance Committee of the Board, effective November 17, 2021.  Mr. Zheng is the designee of Beijing E-town International Investment Development Co., Ltd. (“BEIID”), pursuant to the stockholders rights agreement entered into by and between the Company and BEIID on February 1, 2010.

Mr. Zheng received a professional degree of Master of Engineering in Project Management from Beijing Institute of Technology. Since November 2020, he has been the head of the asset management department of BEIID, in addition to his role as the head of BEIID’s general office since April 2019. Before that, he took various positions at the management committee of Beijing Economic-Technological Development Area.

“I am excited to join UTStarcom’s board to serve as a director and members of several committees, and I very much appreciate the opportunity,” said Mr. Zheng. “I look forward to working with other members of the board and senior management team to execute on our business strategies and further explore business opportunities.”

Mr. Hua Li, Chief Executive Officer of UTStarcom, was appointed as a member of the Board, effective January 1, 2022, to take the position Dr. Zhaocheng Huang will vacate by that time.

“I am excited to be appointed as a member of the Board. I look forward to capitalizing on our growth opportunities in front of us and driving shareholder value.” commented Mr. Li.

“I would like to thank Ms. Zhang and Dr Huang for their contributions to the Board and the Company”, said Mr. Ning Shan, Chairman of the Board, “I believe the new members of the Board will help the Company to make progress on new business opportunities.”

About UTStarcom Holdings Corp.

UTStarcom is committed to helping network operators offer their customers the most innovative, reliable and cost-effective communication services. UTStarcom offers high performance advanced equipment optimized for the most rapidly growing network functions, such as mobile backhaul, metro aggregation and broadband access. UTStarcom has operations and customers around the world, with a special focus on Japan, India and China. UTStarcom was founded in 1991 and listed its shares on the Nasdaq Market in 2000 (symbol: UTSI). For more information about UTStarcom, please visit http://www.utstar.com.

For investor and media inquiries, please contact:

UTStarcom Holdings Corp.
Tel: +86 571 8192 8888
Ms. Shelley Jiang, Investor Relations
Email: utsi-ir@utstar.com /  shelleyjiang@utstar.com

The Blueshirt Group

Mr. Gary Dvorchak

Email: gary@blueshirtgroup.com